UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Stock Exchange Announcement

Results of the Annual General Meeting 2024 of Cadeler A/S

Copenhagen, 23 April 2024. Cadeler A/S (the “Company” or “Cadeler”) today held its annual general meeting, at which the following was resolved:

•	Election of the chair of the general meeting as proposed;

•	The annual general meeting took note of the report on the Company’s activities in the past financial year;

•	Adoption of the Annual Report for 2023 as proposed;

•	Adoption of the proposal by the Board of Directors to carry forward the profit of EUR 11,498 thousand for the financial year ended 31 December 2023 and not distribute dividends to the shareholders;

•	Approval of the annual remuneration report for 2023 in an advisory vote;

•	Approval of the proposal to grant discharge of liability to the Board of Directors and the Executive Management;

•	Approval of the proposed remuneration of the Board of Directors for the remainder of 2024 until the next annual general meeting;

•	Re-election of Ditlev Wedell-Wedellsborg and election of Colette Cohen as members of the Board of Directors for a period of two years;

•	Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year;

•	Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year;

•	Re-election of Bjarte Bøe and Elaine Yew Wen Suen as members of the Nomination Committee for a period of two years;

•	Re-appointment of EY Godkendt Revisionspartnerselskab as the Company’s auditor in respect of statutory financial and sustainability reporting;

•	Approval of the proposal to authorise the Board of Directors to acquire treasury shares in the period until 22 April 2028, on one or more occasions, with a total nominal value of up to 10% of the share capital of the Company, for so long as the Company’s holding of treasury shares after such acquisition does not exceed 10% of the Company’s share capital. The consideration may not deviate more than 10% from the official price quoted on Oslo Børs or New York Stock Exchange at the date of the agreement or acquisition;

•	Approval of the proposal by the Board of Directors to amend the Articles of Association with a new Article 3.1 regarding a new authorisation to the Board of Directors to increase the Company’s share capital, without pre-emptive rights, at market price, by a nominal amount of up to DKK 70,185,000, corresponding to approximately 20% of the Company’s current share capital, at any time on or prior to 22 April 2026;

•	Approval of the proposal by the Board of Directors to amend the Articles of Association with a new Article 3.2 regarding a new authorisation to the Board of Directors to increase the Company’s share capital, with pre-emptive rights, at a price which may be below market price, by a nominal amount of up to DKK 70,185,000, corresponding to approximately 20% of the Company’s current share capital, at any time on or prior to 22 April 2026;

•	Approval of the proposal by the Board of Directors to amend the Articles of Association with a new Article 3.6 regarding a combined maximum authorisation to increase the Company’s share capital under the new authorisations under Articles 3.1 and 3.2 of the Articles of Association by a nominal amount of up to DKK 70,185,000, corresponding to approximately 20% of the Company’s current share capital;

•	Approval of the Remuneration Policy, including with the changes proposed by the Board of Directors;

•	Approval of the proposed indemnification of the Board of Directors and the Executive Management, including;

o	Approval of indemnification of the Board of Directors;

o	Approval of indemnification of the Executive Management;

o	Approval of amendment of the Articles of Association with inclusion of a new Article 11.1 in a new section 11 of the Articles of Association to reflect the adopted indemnification of the Board of Directors and the Executive Management;

o	Approval of amendments to the Remuneration Policy to reflect the adopted indemnification of the Board of Directors and the Executive Management; and

•	Approval of amendments to the Articles of Association due to the expiry of the authorisation included in Article 3.4 of the Articles of Association.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR).

Visit www.cadeler.com for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2024	CADELER A/S

(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer